MOUNT REAL

PRESS RELEASE

Toronto Stock Exchange
Symbol: MRF

MOUNT REAL INNOVATION CENTER APPOINTS NEW DIRECTORS

MONTREAL, Quebec, December 18, 2003 – Mount Real Innovation Center ("The Innovation Center"), announced today that it has appointed Vincent Bordenca, Ralph Cecere and Laurence Henry to it's Board of Directors.

Vincent Bordenca is the Vice President of Strategic Planning at Norshield Business Services in Toronto, ON. Mr. Bordenca graduated from the Université de Montréal with a Bachelor in Business Administration and Information Management. He has served on several Boards. He is a Senior Executive with proven record of leadership, achievements and diverse experiences within the financial industry.

Ralph Cecere graduated from McGill University in June 1988 with a Bachelor's of Commerce degree. Mr. Cecere continued his studies to obtain a graduate diploma in public accountancy and subsequently qualified as a chartered accountant in December 1990. He currently practices as a sole practitioner servicing small and medium sized businesses. His client list ranges from service-based companies to merchandising and manufacturing enterprises.

Laurence Henry is the President of Laumar Finance Inc. and sits on a number of Boards of companies in the Internet and Technology field. Mr. Henry's career in management spans thirty-seven years, during which time he has served in various senior executive positions in industries such as leasing, factoring, natural wellness products, franchising and management consulting. He is a graduate from Cairo and McGill Universities with a Bachelor of Commerce majored in Accounting.

Lino P. Matteo, CEO of Mount Real Corporation ("Mount Real") commented: "We are please with the addition of these new directors; we think that they can assist with the ongoing affairs on the Innovation Centre, as well as some of our strategic initiatives."

Joseph Pettinicchio, President of Mount Real stated: "As a result of recent developments, Mount Real now owns significantly less than 50% of the Innovation Center, and will be accounting for its investment on a equity basis."

The Innovation Center provides development and support services to companies and is structured to serve its two main business sectors: Media and Financial. The Media Center

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2500 Allard, Montréal, Québec H4E 2L4 Tél.: (514) 762-2500 Fax: (514) 762-6535
www.mountreal.com www.mrflinc.com

includes companies that provide information technology, internet and network development, and e-Commerce. The Financial Center includes companies that provide financial services, financial holdings and alternative investments.

Mount Real's business is management accounting, information management and media services. Mount Real uses "TMI" Tactics Marketing Intelligence, a business intelligence system, for the management of proprietary and non-proprietary consumer databases. Mount Real is listed under the stock-trading symbol MRF on the Toronto Stock Exchange.

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Source: Lino P. Matteo, CMA
Chief Executive Officer

General Information: Kelly Leonard
Tel: (514) 762-2500
Fax: (514) 762-6535
Web Site: www.mountreal.com
Email: kelly@mountreal.com